UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___September 2004___	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated September 3, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  September 3, 2004                    Signed: /s/ Larry Johnson

                                                                       Larry Johnson,

          Chief Financial Officer

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE   04-26

                                    FRG – Toronto Stock Exchange

FRR – Frankfurt Stock Exchange

September 3, 2004

FRONTEER GRANTS OPTION TO TRADE WINDS ON SANDY POINT GOLD PROPERTY

Fronteer Development Group Inc. (FRG - Toronto Stock Exchange, FRR - Frankfurt Stock Exchange) is pleased to announce that it has entered into a formal agreement with Trade Winds Ventures Inc. (TWD – TSX.V) whereby Trade Winds can earn up to a 70% interest in Fronteer’s wholly owned Birch Lake Sandy Point Property in the Red Lake Mining District of northwestern Ontario.

Details of the Agreement are as follows:

•

Trade Winds will pay $10,000 and issue 15,000 shares to Fronteer upon acceptance of the agreement by the TSX Venture Exchange.

•

Trade Winds will issue an additional 85,000 shares and $50,000 in cash to Fronteer, disbursed in annual installments over the following 3 years.

•

Trade Winds must spend $1 million on exploration over four years to earn a 60% interest.

•

Fronteer will retain a 2% Net Smelter Return.

•

Trade Winds may elect to acquire a further 10% interest by spending an additional $600,000 on the property over two years.

•

Trade Winds will be the operator.

The Birch Lake Sandy Point Property, located in the Birch-Uchi Greenstone Belt, comprises of 27 claim units located on a northwesterly-trending deformation zone known to be associated with gold mineralization.  There are a series of untested geochemical and structural targets on the Sandy Point Property that are directly along strike from Trade Wind’s High Grade Island Property.

Fronteer is pleased to have its property included in a larger land package with ongoing exploration funded by Trade Winds. Fronteer’s Sandy Point property and Trade Winds contiguous High Grade Island property collectively make an attractive target with exciting resource potential.

Fronteer is a Discovery-Stage exploration company with a backstop of solid assets in Red Lake Ontario, Labrador, NWT and Western Turkey.  With an outstanding project portfolio and a solid management team, Fronteer is poised for success.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.